Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges
(in millions)

	Nine Months Ended
	September 30, 2010		Year Ended December 31
	2010	2009	2009	2008	2007	2006	2005
Earnings:
Earning (loss) from continuing operations before income taxes and equity in earnings (losses) of unconsolidated entities	$439.2	$243.9	$156.0	$168.1	$363.7	$(10.1)	$(83.5)
Fixed charges	141.3	120.9	172.7	206.7	227.9	217.8	147.0
Amortization of capitalized interest	0.4	0.3	0.4	0.2	—	—	—
Capitalized interest	(3.2)	(3.9)	(5.6)	(4.6)	(1.9)	—	—

Total earnings (a)	$577.7	$361.2	$323.5	$370.4	$589.7	$207.7	$63.5

Fixed Charges:
Interest expensed	$98.8	$91.8	$129.0	$146.7	$159.6	$185.6	$121.0
Capitalized interest	3.2	3.9	5.6	4.6	1.9	—	—
Amortization of debt issue costs	9.6	2.5	5.0	16.8	30.6	5.3	5.8
Interest included in rent expense	29.7	22.7	33.1	38.6	35.8	26.9	20.2

Total fixed charges (b)	$141.3	$120.9	$172.7	$206.7	$227.9	$217.8	$147.0

Ratio of earnings to fixed charges (a/b)	4.1	3.0	1.9	1.8	2.6	1.0	0.4